Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2015 Equity Incentive Plan, 2015 Employee Stock Purchase Plan, 2011 Equity Incentive Plan and 2006 Stock Incentive Plan of Box, Inc. of our report dated March 24, 2014, with respect to the consolidated financial position of Box, Inc. at January 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2011, the one month ended January 31, 2012, and for each of the two years in the period ended January 31, 2014 included in its Registration Statement (Form S-1 No. 333-194767) and related Prospectus of Box, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

January 22, 2015